UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant's name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 02, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Graña y Montero S.A.A. (the "Company") announces that it has held a shareholders' meeting on November 2, 2017 in which the following items were discussed:

I.

The Company and Gaveglio, Aparicio y Asociados S.C. de R.L. ("PwC"), a registered public accounting firm and the member in Perú of the PricewaterhouseCoopers network of firms, determined that PwC is not independent of the Company with respect to the fiscal year 2016 as a consequence of non-audit services provided by PwC to the Company beginning in the fourth quarter of fiscal year 2016. The services relate to the Company's testing of internal controls in accordance with the U.S. Sarbanes-Oxley Act. The independence issue described above does not affect PwC's independence with respect to the 2015 or 2014 fiscal years.

As a result, the Company, subject to the approval of the shareholders, and PwC mutually agreed to the Company's dismissal of PwC as auditor of the Company's consolidated financial statements for the fiscal year 2016.

The shareholders' meeting held on November 2, 2017 approved the dismissal of PwC as auditor and appointed Moore Stephens Perú – Vizcarra y Asociados S. Civil de R. L (a member firm of Moore Stephens International) as the new independent auditor for fiscal year 2016.
II.
The Company was a minority shareholder (ranging from 10% to 33%) in certain project in Perú led by Odebrecht S.A. (collectively with its subsidiaries, "Odebrecht"). In light of various international corruption-related investigations against Odebrecht, the Board authorized an independent internal investigation of the projects, led by an international law firm with expertise in this area. The investigation of whether any current or former director, officer or employee of the Company ("Company personnel") was aware of or knowingly participated in any corrupt payments made in relation to the Projects is now complete. The projects investigated were the Initiative for the Integration of the Regional Infrastructure of South America ("IIRSA") South Sections 2 and 3, IIRSA North, Lima Electric Train Line 1 Sections 1 and 2 ("Electric Train"), Chavimochic Phase 3 ("Chavimochic"), and Gasoducto Sur Peruano (collectively, the "Projects").  These were the Peruvian projects the Company engaged in with Odebrecht over the past decade.  The Company had only a minority ownership or participation (those terms will be hereafter referred interchangeably as "ownership") interest in each one.

The Investigation involved interviews of former directors and current and former officers and employees of the Company, document collection and review, and review of the financial records of the Company and available financial records for the Projects, but did not include interviews of employees of Odebrecht or the consortia or a review of Odebrecht's or the consortia's internal documents or financial information.
The Company disclosed the following facts learned in that investigation at the shareholders' meeting:
1.          The Company had only minority ownership interests in the Projects, with ownership percentages ranging from 10% to 33%.
2.          The Investigation identified no evidence to conclude that any Company personnel engaged in bribery in connection with any of the Projects.
3.          The Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any corrupt payments made in relation to the Projects.
4.          Given public allegations that Odebrecht may have financed corrupt payments to government officials by seeking reimbursement from minority shareholders through payment of differential dividends disproportionate to ownership interest ("differential dividends") or charging certain leadership or management costs, the Investigation focused considerable attention on such payments, which were made in several projects.  As relating to these issues:
a.          Leadership fees and differential dividends are not inherently suspicious.  They are legal and not uncommon.  As explained further in a report of Jaime Gray of Navarro Sologuren Paredes Gray, leadership fees are accepted practices in the construction industry.  In construction consortia, there are often certain legitimate responsibilities that are not proportionately distributed among consortium members.  The "leader" of the project often assumes such management and coordination tasks and incurs additional risks.  These tasks and risks can be compensated through higher dividends or a separate fee.  Amounts in the range of 1.5% of revenue may be reasonable.
b.          With respect to leadership fee and differential dividends, Odebrecht personnel explained to the Company during the Projects that it had incurred legitimate project costs and risks that justified increased payment, and proposed differential dividends as a tax efficient structure for Odebrecht.
c.          The Investigation identified no evidence to conclude that any Company personnel knew or believed that payment of leadership fees or the use of differential dividends was related to corruption.
5.          As a minority shareholder, the Company only received summary financial statements from the Projects, and had almost no visibility into the Projects' underlying expenses, payments to suppliers or other third parties, or other cash outflows.  While the Company did on occasion ask Odebrecht to provide additional documentation or detail for such costs, Odebrecht typically would only provide general information.  Given the minority stake, asymmetrical relationship between the parties, and absence of contractual rights, the Company had limited leverage to demand additional information.

6.          The external auditors of the Projects did not raise any concerns in the audited financial statements about bribery or corruption by either Odebrecht or the Projects, whether relating to differential dividends or otherwise.
a.          None of the audited financial reports identified any bribery or corruption engaged in by either Odebrecht or the Projects, other than recent audit reports noting bribery allegations raised as a result of the Lavo Jato investigation.
IIRSA
7.          IIRSA was a multi-country effort to integrate the region through a series of infrastructure and transportation projects.  IIRSA North involved the construction, operation, and maintenance of toll highways in six tranches across cities in Northern Perú.  IIRSA South involved the construction, maintenance, and conservation of certain road tranches of the Perú-Brazil South Interoceanic toll highway.
8.        Discussions between the Company and Odebrecht commenced sometime in 2005 with respect to both projects.  Odebrecht was initially interested in the construction component of the IIRSA projects, while the Company was primarily focused on operating and maintaining the roads following the construction phase.  In the case of IIRSA North, part of the project started with road maintenance, and the Company performed maintenance at the same time as construction.  For IIRSA South, Odebrecht indicated that it would support the Company's operation of the finished project.  This is reflected in a letter of understanding stating that because Odebrecht was aware of the Company's local experience in the maintenance and operation of roads, Odebrecht was minded to support the appointment of the Company as the operator of the IIRSA South Concession.
9.        IIRSA North.  A consortium formed by Odebrecht, Constructora Andrade Gutierrez S.A. ("Andrade Gutierrez") and the Company presented a bid proposal for IIRSA North and was awarded the tender in May 2005.  Stock ownership in the concessionaire entity was divided as follows:  Odebrecht (49.8%), Andrade Gutierrez (40%), and the Company (10.2%).  Odebrecht was designated the group's "leading company."  Regarding construction, Odebrecht, Andrade Gutierrez, and the Company constituted a joint venture called Consorcio Constructor IIRSA Norte ("CONCIN").  The parties' equity interest in CONCIN were the same as for the concessionaire.  After Andrade Gutierrez withdrew from IIRSA North in 2008, the Company interest in the concessionaire and also CONCIN increased to 27.2%, and Odebrecht's to 72.8%.
10.        IIRSA South.  In June 2005, a consortium consisting of Odebrecht, the Company, JJC Contratistas Generales S.A. ("JJC") and Ingenieros Civiles y Contratistas Generales S.A. ("ICCGSA") was awarded the concessions for the maintenance and operation of Sections 2 and 3 of IIRSA South ("IIRSA South Concessionaire 2" and "IIRSA South Concessionaire 3," respectively, and collectively, the "IIRSA South Concessions").  A construction entity called CONIRSA S.A. ("CONIRSA") was constituted.  Stock ownership in both the concessionaires and CONIRSA was as follows:  Odebrecht (70%), the Company (19%), JJC (7%), and ICCGSA (4%).  The Company's equity interest was initially 18%, but was increased to 19% prior to the first distribution of dividends.

11.        ProInversión, the government agency responsible for promoting private investment in Perú, managed the IIRSA bidding process.  The Company's participation in the IIRSA bidding processes was minor, as Odebrecht was the leading company.  The Company's interactions during the bidding phase were largely with other shareholders, not government officials.  The Company understood that after competing consortiums prequalified for the tender, price was the principal driver of ProInversión's award decisions.  Company personnel also understood that Odebrecht had an advantage over competitors because it invested heavily in design and engineering up-front, thus allowing Odrebrecht to include a more technically detailed and impressive proposal in its bid.  The Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any alleged corruption associated with the bidding of the project.
12.          The CONIRSA formation documents provide that Odebrecht was entitled to receive a leadership fee.  The minority shareholders ultimately agreed to fully pay a leadership fee of 1.5% of the total revenues of CONIRSA and the IIRSA South Concessions.  The total revenues were approximately S/6.1 billion through 2011.  This leadership fee turned out to be approximately 18% of total profits because the profit margin as of 2011 was less than originally anticipated.  Odebrecht apparently received its leadership fee from JJC and ICCGSA entirely through differential dividends – in other words, increased dividends paid to Odebrecht relative to Odebrecht's 70% equity interest and reduced dividends paid to JJC and ICCGSA relative to their respective equity interest – at least during the time period that the Company was part of the IIRSA projects.  Odebrecht received its leadership fee from the Company in part through differential dividends and in part through debt recognized by the Company.
13.          With respect to dividend distributions, five profit distribution agreements for the IIRSA projects were identified, all of which relate to IIRSA South.  In two of the five agreements, each party received a percentage of dividends consistent with its ownership percentage.  In the other three agreements, each dated June 1, 2011, the Company and other minority shareholders received a smaller percentage of dividends than their respective equity percentage.  The Investigation identified no evidence to conclude that any Company personnel knew or believed the differential dividends were in any way related to corruption.
14.          As part of the recomputation of the five IIRSA South dividend distributions, each consortium's audited reports, the distribution agreements, and the Company's journal entries were reviewed, to the extent available.  Bank statements showing proof of collection of the distribution amounts were also reviewed.  Eleven accounting transactions were identified in the Company's system that relate to these five distributions.
15.          The total sum of dividend distributions per the distribution agreement was within a 0.1% difference of what was registered in the accounting of the Company.  The amount registered in the accounting of the Company was approximately S/17 million less than the Company's ownership percentage (19%) of total IIRSA South profits to be distributed as reported in audited financial statements through 2011.  This difference corresponds to the differential dividends reflected in the signed dividend distribution agreements.  In addition, the total cash collected for IIRSA Concessionaire 2, IIRSA Concessionaire 3 and CONIRSA matched the amount in the signed distribution agreements.
16.          Distribution agreements and audited financial statements were not identified for IIRSA North (either the concessionaire or CONCIN).  This prevented the ability to conduct a recomputation of the dividends recognized for IIRSA North.  However, supporting journal entries for certain dividends in the Company's system were identified.

17.          The dividend distribution agreements with differential dividends refer generically to "additional risks" incurred by Odebrecht which justified a greater distribution.  Company personnel understood that the "additional risks" language referred to the "leadership fee," and that Odebrecht preferred the structure of the differential dividend payments and the language because of tax efficiencies.
18.        The Investigation identified no evidence to conclude that any Company personnel knew or believed the differential dividends or use of "additional risk" language was in any way related to corruption.
19.        The IIRSA North dividend distribution agreements were not located during the Investigation.  In connection with the Company's sale of its interests in IIRSA North to Odebrecht, however, the Company paid a leadership fee as stated in the Company's sale of its IIRSA North interests to Odebrecht.  The Company recognized this leadership fee as part of the calculation of the purchase price by Odebrecht in its purchase of IIRSA North from the Company.
20.        The minority shareholders made efforts to get from Odebrecht a better understanding of the project's financial statements and costs.  There were periodic meetings relating to the IIRSA projects, but the minority shareholders were consistently unable to obtain detailed information on project financials and cash flows.  In discussions among minority shareholders in 2010 concerning IIRSA South Concessions, for example, the parties voiced frustration about the persistent losses and lack of information and said that, while the minority shareholders recognized they had no voice in management, fiscal, and accounting aspects, they discussed that as a minimum courtesy, they should at least be informed about this situation.
21.        The Company sold its interest in the IIRSA projects to Odebrecht in 2011.  The purchase price was paid to the Company in two parts: (i) in part compensated with the debt from the Company, as referenced in Paragraph 12 above; and (ii) in part through stock to be transferred in the Proyecto Gaseoducto Andino del Sur (Kuntur Project) on terms that were to be agreed between the Company and Odebrecht and, in the event the parties failed to reach an agreement on terms, in cash.  This part was eventually paid in cash with interest in 2015 in connection with the Company's purchase of an interest in GSP.
22.        Given public allegations, the Investigation also focused on alleged payments in 2007 by Odebrecht of approximately USD $11 million from IIRSA North to third parties including offshore accounts in Barbados.  The Investigation identified no evidence to conclude that any Company personnel knowingly participated in any such alleged corrupt payments, or had any awareness of such payments prior to public allegations concerning such corrupt payments were published in news articles.  The financial statements for IIRSA North received by the Company, which do not provide details of any particular payments, vendors or line item expenses, gave no indication of suspicious outflows.
23.        The Investigation also focused on communications with government officials, arbitrations, and contract addenda, each relating to IIRSA, but identified no evidence to conclude that any Company personnel was aware of or knowingly participate in corruption in connection with any of those aspects.  Communications with government officials, management of arbitrations and negotiation of contract addenda were managed by Odebrecht as project leader.  Company personnel had limited involvement in these activities.

24.        The Company received IIRSA South unaudited financials from Odebrecht on a monthly basis and audited financials on an annual basis.  The Company and other minority shareholders sometimes struggled to understand the financials and asked Odebrecht to clarify or explain.  Odebrecht was resistant, and the Company had limited leverage to push back.
Electric Train
25.        The Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any corruption in any aspect of the Electric Train project.
26.        The Electric Train project contemplated civil and electromechanical work for two sections of the Line 1 mass electric transport system of Lima and Callao, Perú.  In December 2009, Odebrecht and GyM were awarded the concession for the first section of the Line 1 project under the name Consorcio Tren Electrico Lima ("CTE").  CTE was awarded the second section of the project in June 2011.  For both sections, with respect to the execution of the work, Odebrecht had 67% of the participation and the Company had 33%. (For the technical file, Odebrecht had a 100% participation percentage.  All below discussion concerning Electric Train concerns execution of the work in particular.)
27.        The Company had limited involvement in the bidding process, which was led by Odebrecht.  Company personnel understood that CTE won the project because of superior technical qualifications and submitting the lowest bid.
28.        Formation documents reflect that Odebrecht played a leadership role in both management and construction of Electric Train.  The consortium formation document designates Odebrecht as "leading company of the consortium" and as the consortium's representative for all purposes.  The formation document further provides that Odebrecht may also incur obligations and receive instructions on behalf of the members of the consortium during the execution of the work contract and will be the one who will deal with everything related to the execution of the contracts.
29.        It appears that Odebrecht and the Company did not initially contemplate that Odebrecht would receive a leadership fee or differential dividends for Electric Train.  The consortium formation document provides that each of the parties will participate in the results of the consortium in proportion to its participation percentage.  It also provides, however, that if any of the parties receives a benefit or is forced to assume a loss or a responsibility higher than their participation, it will be entitled to the restitution or will have to, as the case may be, return the difference to the other parties.
30.        During performance of the project, Odebrecht represented that it had incurred project costs, expenses, and risks that justified additional compensation.  These costs related to, among other things, project warranties and ownership of a concrete prefabrication plant.  Ultimately, the Company agreed to compensate Odebrecht for these costs through the receipt of differential dividends – in other words, lower dividends than it would otherwise have received based on its established participation percentage in CTE.

31.        There are a total of eight profit distribution agreements for CTE.  Four of the agreements provide for allocations equal to the parties' participation percentages (67% for Odebrecht and 33% for the Company).  The other four agreements provide for a reduced distribution percentage for the Company, ranging between 10% and 30%.  Three of the four differential dividend agreements include "additional risks" language similar to language found in the IIRSA South dividend distribution documents.  The differential dividends amounted to approximately 0.9% of the project's total revenues (total revenues were approximately S/3.2 billion) and approximately 4.8% of total profits.
32.        Accounting transactions relating to the dividend distributions for Electric Train were identified.  The total sum of dividend distributions per the distribution agreements was within a 0.1% difference of what was registered in the accounting of the Company.  The amount registered in the accounting of the Company was approximately S/28 million less than the Company's participation percentage (33%) of Electric Train profits to be distributed based on audited financial statements and dividend distribution agreements.  This difference corresponds to the differential dividends reflected in the signed dividend distribution agreements.
33.        The difference between dividends actually received and the Company's participation percentage (33%) of Electric Train's total profits to be distributed was accounted for by the Company, in part, by decreasing accounts receivable and increasing expenses and, in part, through the recognition of account receivables from Electric Train based on 29.64% of Electric Train's total profits to be distributed, beginning in 2014.
34.        The Investigation identified no evidence to conclude that any Company personnel knew or believed that the differential dividends were tied to corruption.  Company personnel understood that the "additional risks" language referred to management costs and warranty obligations undertaken by Odebrecht, and that Odebrecht preferred the structure of the payments and the language because of tax efficiencies.
35.        The Company was unable to secure from Odebrecht documentation or support for its costs, expenses and risks that were the basis for the increased dividend payments to Odebrecht.  The Company received only very summary descriptions for these costs claimed by Odebrecht.
 36.         The Company received annual audited financials in certain years and unaudited monthly financials, but they provided only summary information.  They did not include any detail on management costs, warranties or other costs claimed by Odebrecht as a basis for differential dividends.   The balance sheet listed the project's current and non-current assets, including line items such as "Advance to Subcontractors" and "Advance to Suppliers."  The Statement of Profits and Losses included items such as "Costs and Operating Expenses."  The monthly financials did not contain a detailed breakdown of these line items
37.        Odebrecht's lack of transparency regarding its costs and expenses was not viewed by the Company as suggestive of corruption, but instead as consistent with Odebrecht's more general effort to use its power and leverage over minority shareholders to maximize profit margin for itself.

Chavimochic
38.      The Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any corruption in any aspect of the Chavimochic project.
39.      The Chavimochic project involved the construction of an irrigation system that extends to the valleys of Chao, Virú, Moche, and Chicama in Perú's Northern Region of La Libertad.
40.      The Chavimochic project involved multiple phases.  The third phase of the project included works for the design and construction of irrigation infrastructures, the operation and maintenance of hydraulic works for all three stages of the project, and water supply services for end-users of the irrigation infrastructures.
41.      In March 2013, ProInversión issued a public tender for the third and final phase of the Chavimochic project.  In April 2013, Odebrecht and the Company entered into a memorandum of understanding to participate in this bid, which was submitted in June 2013.  In December 2013, ProInversión awarded the project to the Río Santa Chavimochic Consortium, a consortium formed by two Odebrecht entities and the Company.  The Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any corruption associated with the bid or the award of the bid.
42.      In March 2014, Odebrecht and the Company entered into a concession constitution establishing the entity Concesionaria Chavimochic S.A.C. and a separate shareholders agreement establishing ownership in the concessionaire with a 73.5% ownership interest for Odebrecht and 26.5% interest for the Company.  In May 2014, Odebrecht and the Company entered into the constitution for the construction consortium, establishing the entity Consorcio Constructor Chavimochic with the same ownership percentages as Concesionaria Chavimochic S.A.C.
43.      The Chavimochic project did not involve a leadership fee.
44.      The parties agreed that both Odebrecht and the Company would be permitted to seek reimbursement for pre-bid costs incurred, and that such costs would be re-allocated among the two parties on a pro rata basis in proportion to the parties' ownership in the project (73.5%/26.5%).  The bulk of reimbursed pre-bid costs were incurred by Odebrecht.
45.      No dividends have been distributed on the Chavimochic project.
Gasoducto Sur Peruano
46.          The Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any corruption in any aspect of the Gasoducto Sur Peruano project.
47.          Gasoducto Sur Peruano involved the construction and operation of the Southern Perú Gas Pipeline, which would transport natural gases from central Perú to the Pacific coast.  In June 2014, ProInversión awarded the Gasoducto Sur Peruano project to the consortium comprised of Odebrecht and Enagás Internacional, S.L.U. ("Enagás").  Odebrecht and Enagás created the private entity GSP to become the concession title holder.  GSP entered into an agreement with Consorcio Constructor Ductos del Sur ("CCDS"), a construction consortium formed by a group of Odebrecht companies, for CCDS to perform works required for the GSP project.

48.          The Company was not directly involved in either the Gasoducto Sur Peruano bid process or the formation of the GSP or CCDS entities.  The Company had from time to time since 2011 had discussions and negotiations with Odebrecht regarding entering into a joint project relating to Gasoducto Sur Peruano, and the parties had signed certain agreements relating to such a potential joint project including a joint participation agreement.  Although the Company entered into a joint participation agreement with Odebrecht and other agreements relating to participation in a potential bid, the Company was not part of the consortium that submitted a bid and was awarded the project in June 2014.    The Company did not acquire any interest in the Gasoducto Sur Peruano project until August 2015, over a year after the project was awarded to GSP.
49.          In August and September 2015, the Company and Odebrecht executed a memorandum of understanding and addendum, by which the Company joined GSP as a minority shareholder with 20% of stock ownership and acquired a 29% interest in the construction consortium, CCDS.  As a result, Odebrecht retained a 55% ownership stake in GSP, with Enagás (25%) and the Company (20%) as minority shareholders.  After the Company acquired an interest in CCDS, Odebrecht and the Company had ownership stakes of 71% and 29%, respectively.
50.          In January 2017, as publicly reported by the Company, the Ministry of Energy and Mines notified GSP of the termination of the concession contract due to the failure to achieve the financial closing of the project.
51.          There are public allegations about irregularities in the award of the GSP bid to the Odebrecht/Enagás consortium.  The Investigation identified no evidence that any Company personnel was aware of or knowingly participated in any acts of bribery in connection with the bidding process.  More generally, the Investigation identified no evidence to conclude that any Company personnel was aware of or knowingly participated in any corruption associated with the bidding.
52.          When the Company entered the CCDS consortium, Odebrecht insisted on the reimbursement of costs that Odebrecht claimed to have incurred for the benefit of CCDS prior to the Company's entry into CCDS.  These costs included engineering and other costs incurred outside Perú.  The Company attempted to resist this claim for reimbursement.  Odebrecht insisted on the inclusion of a table listing these expenses in certain CCDS consortium documents.  The Company, however, was able to secure a clause allowing it to seek backup and additional documentation for claimed costs before the consortium reimbursed Odebrecht.  No cost reimbursements were ever paid to Odebrecht.  The Investigation identified no evidence to conclude that any Company Personnel knew or believed that the cost reimbursements requested by Odebrecht were tied to corruption.

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: November 02, 2017